Exhibit 99.1

1 1 FORGING COMMERCIAL & CLINICAL PATHWAYS TARGETING INFECTIOUS DISEASES WITH ORAL IMMUNOTHERAPIES – NOVEMBER 2019 NASDAQ: IMRN ASX: IMC GARY S. JACOB, Ph.D. CEO

2 2 Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections . Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward - looking statements . Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology . As a result, actual results could materially differ from those expressed or forecasted in the forward - looking statements . The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made . Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority . SAFE HARBOR STATEMENT

3 3 COMPANY HIGHLIGHTS We are a commercial and clinical - stage biopharmaceutical company focusing on infectious diseases with oral immunoglobulin - based therapies • Validated Technology Platform – with One Registered Asset, Travelan ® Generating Revenue • IMM - 124E & IMM - 529, in Clinical Development for Treatment of Gastrointestinal Disorders and C. difficile Infections • Plan for Accelerated R egulatory Path to Approval for IMM - 124E ( Travelan ®) as Drug to Prevent Travelers’ Diarrhea in USA

DEVELOPMENT PIPELINE: THREE-PRONGED PLAN

	DEVELOPMENT STAGE					HIGHLIGHTS
	PRE-CLINICAL	PHASE 1	PHASE 2	PHASE 3	MARKET	
ANTI-INFLAMMATORY PROGRAMS						
Travelan®	TGA ARTG Aust L106709 (2004)					Commercial product - Australia
	Health Canada NPN 80046016 (2015)					Commercial product - Canada
	Dietary supplement (2015)					Commercial product - USA
1 IMM-124E (Travelan®)						PLAN TO DEVELOP AS DRUG TO PREVENT TRAVELERS' DIARRHEA IN USA
2 IMM-529						TO PREVENT RECURRENCE IN C. DIFFICILE PATIENTS
3 Department of Defense Program						US ARMY – SHIGELLA US NAVY - CAMPLYLOBACTER

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5 5 TRAVELAN® COMMERCIAL PROFILE: INCREASING SALES ADDRESSING LARGE MARKETS 2019 Global market - US $630M Expected to reach US $890M by 2024 at 7% CAGR 1 AUD 1. https://www.marketwatch.com/press - release/at - 71 - cagr - travelers - diarrhea - therapeutics - market - size - to - reach - usd - 890 - million - by - 2024 - 2019 - 05 - 08 $- $500,000 $1,000,000 $1,500,000 $2,000,000 $2,500,000 $3,000,000 FY17A FY18A FY19A $1.38M $2.01M $2.6M Global Immuron Sales - AUD

6 6 Immuron North American revenue surges by 52% in FY19 Key Highlights:  Immuron FY19 revenue surged by 52% in North America, reaching $1.16M.  In the USA, FY19 Travelan® sales exceeded the $1M AUD milestone for the first time and grew by +32% to $1.02M AUD.  In May 2019, USA Travelan® sales achieved a record-breaking $182K AUD.  The first Canadian sales of Travelan® were reported in Q4 of FY19.  Global Immuron sales for FY19 grew at +29% YoY, representing a record- breaking year for the company with revenue before rebates reaching $2.6M AUD. Melbourne, Australia, July 16, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, today announced sales results for the year ended 30 June 2019 (‘FY19’) for its commercially available products, including Travelan®, the over-the-counter gastrointestinal and digestive health supplement.

7 7 Immuron North American Q1 Sales Up 111% YoY Key Highlights:  First Quarter of FY2020 (Q1) North American sales grew by 111% YoY to $269K AUD  Q1 US Travelan® sales increased by +81% YoY to $232K AUD  Global Immuron sales continued an upward trend in Q1 with a +54% YoY sales increase, reaching $741K AUD  In Australia, Q1 Travelan® sales increased by +34% YoY to $458K AUD Melbourne, Australia, October 14, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the prevention and treatment of gut-mediated pathogens, is pleased to announce sales results for its commercially available, over-the-counter gastrointestinal and digestive health supplement Travelan®, for the quarter ended September 30, 2019, of fiscal year 2020 (Q1).

FY20 MARKETING OVERVIEW: USA

TRAVEL CLINICS	CONSUMER MARKETING

FY19 REVIEW

Travel Clinics

- Increased sales in 190 Passport Health Clinics across the USA.
- Training & incentive program for travel clinic nurses.

Consumer Marketing

- USA website launched June 2019.
- Travel blogger & influencer collaborations to target travellers (28 globally).
- 2 podcast campaigns to stimulate Amazon sales (80% uplift in YoY Medique sales).

FY20 APPROACH

Travel Clinics

- Expansion into additional 35+ Passport Health travel clinics.
- Continued training programme for travel nurses.
- Podcast interview with Passport Health Travel Nurse for consumer targeted advertising.

Consumer Marketing

- Integrated consumer awareness campaign planned for Feb 2019 (influencer, travel advertorial & earned media components).
- Amazon cross-promotions with travel influencers - starting Nov 19.
- Amazon paid promotions.
- 4 podcast interviews to stimulate Amazon sales.



Travelan
Travelan® supports a healthy digestive system for life's adventures
Travelan 70538 OTC Natural Colostrum Dietary Supplement, 10 Day Pack, 30-Caplets
by Travelan
80 customer reviews
9 answered questions
Amazon's Choice for "travelan"
List Price: $29.95
Price: $25.57
The Not Old Better Show
Interview with Dr. Hailey Peterson Weerts
Walter Reed Army Institute of Research
SOLDIER HEALTH
WRAIR
Walter Reed Army Institute of Research
Soldier Health ● World Health

9 9 BACKGROUND OF TRAVELAN ®: PLAN TO EXPAND USE Marketed in Australia, USA and Canada Status with FDA: IND 14,933* COMMERCIAL PRODUCT DRUG CANDIDATE IMM - 124E Plan to develop IMM - 124E as an approved drug to prevent Travelers’ Diarrhea *IMM - 124E for treatment of NASH

ANTIBIOTIC RESISTANCE: OPPORTUNITY FOR TRAVELAN®

International Society of Travel Medicine
Promoting healthy travel worldwide

International Society of Travel Medicine, 2017 guidelines for treating Travelers' Diarrhea included[1]:

- Antibiotics should **NOT** be used routinely, except patients at high risk of complications
- Rifaximin recommended when antibiotic prophylaxis is indicated
- Fluoroquinolones not recommended for prophylaxis[2]
- Insufficient evidence to recommend prebiotics or probiotics

The opportunity: Travelan®, the alternative to antibiotic treatment of TD

1 Riddle et al. 2017. Guidelines for the prevention and treatment of travellers' diarrhea: a graded expert panel report. Journal of Travel Medicine 24(1).
2 Tribble, D. 2017 Resistant pathogens as causes of traveller's diarrhea globally and impact(s) on treatment failure and recommendations. Journal of Travel Medicine 24(1)

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TRAVELAN® AS A DRUG TO PREVENT TRAVELERS' DIARRHEA

- Travelan® evaluated in two randomised, double-blind, placebo-Controlled Human Infection Model challenge clinical trials
- 90 healthy volunteers in Study 1 & 2
- Published in Scandinavian Journal of Gastroenterology



STUDY 1: 30 participants

PLACEBO

15

IMM-124E

400mg TID

15

Oral challenge with O78 ETEC strain (H10407)

Diarrhea was defined as passage of two or more unformed stools during 48 hour period within 72 hours of the challenge

RESULTS: Travelan® provided over <u>90% prophylactic efficacy</u> against diarrhea due to infection by the major strain of E.coli that causes TD immuron

Otto et al. 2011 Randomized Control Trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by ETEC in volunteers. Scandinavian Journal of Gastroenterology, 2011; 46: 862–868.

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12 12 SUMMARY OF RESULTS FROM STUDY 1 Number of volunteers 15 15 Number of volunteers with diarrhea 11 (73%) 1 (7%) 0.0005 Number of diarrheal stools/volunteer (mean + SEM) 4.4 ± 0.9 0.4 ± 0.4 0.0004 Mean number of diarrheal stools per volunteer with diarrhea (mean and range) 6 (2 – 8) 6 (6) NS Abdominal pain 5 (33%) 0 (0%) 0.04 ETEC H10407 isolated from feces after challenge 15 (100%) 12 (80%) NS Treatment Group Placebo Colostrum p *Fisher’s exact test or Student’s t - test (two - tailed) as appropriate. NS, not significant

13 13 Revamp Travelan® for FDA approval as drug to prevent Travelers’ Diarrhea (TD) in travelers to endemic areas: IMM - 124E DRUG DEVELOPMENT PLAN Execute Prevention Trial and File Registration Package File IND with Plan for Double - Blind, Placebo Controlled Trial for Prevention of Travelers ’ Diarrhea Hold Pre - IND Meeting to Discuss Merits of Application to Prevent TD Assimilate Data to Support IND Submission to FDA to Prevent TD x x

14 14 US SALES FORECAST FOR TRAVELAN ®: IF APPROVED AS DRUG TO PREVENT TD MARKET POTENTIAL FOR TRAVELAN® SALES: Market potential figure derived from: 2014 figures of US citizens traveling to high risk destinations for TD ( 44.3 million) 1 and obtaining pretravel advice ( 22.2 million) 2 . Sources of pre - travel advice include primary care provider, travel medicine specialist, company doctors, pharmacist, and travel agencies 2 . Our forecast utilizes a very conservative estimate for % of US citizens purchasing Travelan ® after seeking pre - travel advice. 1. U.S. Department of Commerce, International Trade Administration, National Travel and Tourism Office. U.S. Citizen Traffic to Overseas Regions, Canada & Mexico 2014. Monthly Statistics, U.S.Outbound Travel by World Regions. 2014. Available at: http://travel.trade.gov/view/m - 2014 - O - 001/index.html. Accessed June 26, 2015. 2. Mathyas Wang , MD , Thomas D. Szucs , MD, MBA, MPH, LLM , and Robert Steffen , MD. Economic Aspects of Travelers ’ Diarrhea. Journal of Travel Medicine, Volume 15, Issue 2, 2008, 110 – 118 USD >$100 MILLION

15 15 COMPETITOR MARKET ANALYSIS – ANTI - DIARRHEAL DRUGS Drug Indication Dosing Ave cost – 2 week trip Revenue USD Millions (Year) FDA APPROVED DRUG TREATMENTS FOR DIARRHEA PEPTO BISMOL (BSS) Relief for heartburn, nausea, indigestion, upset stomach and diarrhea. 2 tabs QID $20.97 1 82.6 (2013) 2 IMMODIUM Decrease the frequency of diarrhea in TD, gastroenteritis, inflammatory bowel disease, and short bowel syndrome. 2 tabs (2 mg) $17.33 1 (48 caplets) 82.5 (2013) 2 CIPROFLOXACIN (FLUOROQUINOLINE) Bacterial infections. 500 mg $44.52 3 40.8 (2015) 3 RIFAXIMIN Treatment of Travellers’ Diarrhea. 3 caps (200 mg) TID $657 4 PRESENTLY, THERE IS NO FDA APPROVED DRUG TO PREVENT TRAVELERS’ DIARRHEA TRAVELAN® Dietary Supplement. 3 caps (200 mg) TID $30 – 30 caplets 0.77 (2018) 5 1. Amazon.com 2. Top 10 OTC brands for digestives by revenue in the USA in 2013 3. Almalki et. al., Utilization, spending & price trends for quinolones in the US, Pharmacoecon Open 2017 Jun: 1 (2): 123 - 131 4. Drugs.com Xifaxan (rifaximin) price guide. Cost of Xifaxan oral tablet 200 mg ~$ 657 for 30 tablets 5. US Sales for Travelan – FY 2018

16 16 NEUTRALIZING CLOSTRIDIUM DIFFICILE , WHILE SPARING THE MICROBIOME IMM - 529

17 17 CLOSTRIDIUM DIFFICILE MARKET OPPORTUNITY 1. https//www.globaldata.com/global - clostridium - difficle - infection - market - approach - 2016 - 2026 2. Jagai , et.al., BMC Gastroenterology, 2014:14:211 Trends in gastroenteritis - associated mortality in the USA. 3. K. Desai, BMC Infect. Dis., 2016,16:303 • Therapeutic market expected to grow from USD $630 million in 2016 to over $1.7 billion by 2026 – CAGR 15% 1 • Leading cause of gastroenteritis - associated mortality in U.S. 2 • Approx. 44,500 patients 3 died in 2014 from C. difficile infections (U.S.) • Potential orphan disease (7 years market exclusivity and premium pricing) Clostridium difficile ( C. difficile ) is a bacterium that causes diarrhea and more serious intestinal conditions such as colitis

18 18 THE UNMET NEED • Current standard of care for C. difficile includes vancomycin, metronidazole & fidaxomicin • Therapies plagued by significant CDI recurrences ( * 1st relapse: 25%; 2nd: 40%; 3rd: 60%) underscoring need for new treatments • Growing resistance to vancomycin treatment • Some treatments are administered intravenously rather than via the gut where C. difficile resides * Isobel Ramsay, Nicholas Brown and David Enoch. Recent Progress for the Effective Prevention and Treatment of Recurrent Clostridium difficile Infection. Infectious Diseases: Research and Treatment Volume 11: 1 – 4 (2018). DOI: 10.1177/1178633718758023

THE *C. DIFFICILE* PREVENTION OF RECURRENT CDI MOUSE MODEL*



C57BL/6 mice 6–7 weeks
C. difficile challenge
(10³ spores)
Administration of water
or IMM-529
Day -10
-1
0
+8
Antibiotics in drinking water to
induce susceptibility to C. difficile
Vancomycin treatment
ceases
Administration of vancomycin alone or
vancomycin + IMM-529 12 hour post infection

Monitor:

- Weight loss
- Physiological appearance
- Activity
- Diarrhoea

*Collaboration with Prof. Dena Lyras, Monash University, Australia

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20 20 0 2 4 6 8 10 12 14 16 18 20 0 10 20 30 40 50 60 70 80 90 100 110 Survival Days after vancomycin treatment ceased P e r c e n t s u r v i v a l Infected + SOC Infected + SOC + IMM-529 ** p=0.0027 IMM - 529 ANIMAL MODEL ‘RECURRENCE’ STUDY All studies statistically significant Demonstrated ~80% survival rate (7/9) vs. ~10% survival rate in control group (1/9) Relapse Study

21 21 Develop clinical protocol for FDA approval as drug to prevent recurrent Clostridium difficile Infection: IMM - 529 DRUG DEVELOPMENT PLAN Execute recurrence prevention trial File IND with plan for placebo controlled trial for prevention of disease recurrence Hold pre - IND meeting to discuss clinical protocol and strategy Develop clinical registration strategy for FDA submission

DEVELOPMENT PIPELINE: THREE-PRONGED PLAN

	DEVELOPMENT STAGE					HIGHLIGHTS
	PRE-CLINICAL	PHASE 1	PHASE 2	PHASE 3	MARKET	
ANTI-INFLAMMATORY PROGRAMS						
Travelan®	TGA ARTG Aust L106709 (2004)					Commercial product - Australia
	Health Canada NPN 80046016 (2015)					Commercial product - Canada
	Dietary supplement (2015)					Commercial product - USA
1 IMM-124E (Travelan®)						PLAN TO DEVELOP AS DRUG TO PREVENT TRAVELERS' DIARRHEA IN USA
2 IMM-529						TO PREVENT RECURRENCE IN C. DIFFICILE PATIENTS
3 Department of Defense Program						US ARMY – SHIGELLA US NAVY - CAMPLYLOBACTER

immuron

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23 23 US DOD R&D COLLABORATION AGREEMENTS • Armed Forces Research Institute of Medical Sciences (AFRIMS) – June 2016 • Naval Medical Research Center (NMRC) – August 2016 • Walter Reed Army Institute of Research (WRAIR) – June 2016 • Travelan® binds 180 pathogenic strains of bacteria from infected personnel deployed in Bhutan, Cambodia, Nepal and Thailand Collaboration on Development: 1) Shigella - Specific Target – US Army 2) Campylobacter - specific Target – US Navy

24 24 US Department of Defense Reports Final Results from Travelan® Shigellosis Challenge Study Key Highlights:  Travelan® shigellosis challenge studies in non-human primates successfully completed  Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit  Prophylactic administration of Travelan® may provide an effective prevention alternative to antibiotics for gastrointestinal infections in humans  Three new Shigella specific anti-microbial therapeutics under preclinical evaluation  A preventative treatment that protects against enteric diseases, specifically Shigella, is a high priority objective for the US Army Melbourne, Australia, June 12, 2019: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the prevention and treatment of many gut mediated pathogens, today is pleased to provide shareholders with an update on the company’s cooperative research and development agreements with the US Department of Defense (US DoD).

TRAVELAN®: ORAL CHALLENGE STUDY PREVENTION OF SHIGELLOSIS (BACILLARY DYSENTERY) IN PRIMATES*

- 12 juvenile rhesus monkeys randomly assigned to Travelan® (n=8) or placebo (high protein milk powder) (n=4) treatment groups
- Travelan® or placebo (500mg) was administered 2x daily for 6-days, starting on day 0
- Each monkey challenged with 2.8×10^9 *Shigella flexneri* 2a intragastrically on day 3
- Travelan® /placebo treatment stopped on day-6. Monkeys monitored through to day 14
- Faecal samples taken 2 x daily and cultured to establish presence/absence of *Shigella flexneri*
- Animals continually monitored for clinical signs

***Collaborative animal model study with AFRIMS & WRAIR**



IMMURON

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26 26 “ Travelan ®” x 6 days “Placebo” x 6 days 3 x10 9 S. flexneri = last day of S. flexneri consecutive + ve stool culture No Treatment x 8 days RESULTS OF TRAVELAN ® SHIGELLA CHALLENGE STUDY* Travelan ® group Placebo control group DAYS 1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 *Collaboration with AFRIMS & WRAIR S. flexneri was undetectable in consecutive fecal samples by day 7 in 4 of 6 (67%) survivors and by day 9 in the remaining 2 (33%) survivors

27 27 New U.S. Department of Defense Research Collaboration with Immuron to Develop and Clinically evaluate a New Therapeutic against Campylobacter Key Highlights:  AU $5.5 (USD $3.7) million funding approved by the U.S. Department of Defense to develop and clinically evaluate a new oral therapeutic targeting Campylobacter and ETEC  Naval Medical Research Center will fund the manufacture and therapeutic evaluation of the new therapeutic to protect against acute infectious diarrhea  Two human clinical trials to be conducted with new therapeutic under terms of grant Melbourne, Australia, October 02, 2019: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the prevention and treatment of gut mediated pathogens, is pleased to announce the funding of a new research agreement with the Naval Medical Research Center (NMRC), Silver Spring, MD, USA.

28 28 KEY MILESTONES EXPECTED TO DRIVE VALUE Results from US Army Shigella animal studies expected in 2020 2H 2019 1H 2020 2H 2020 2021 • Pre - IND Meeting to Discuss IMM - 124E Phase 3 Clinical Development • Initiate Phase 3 Clinical Trial on IMM - 124E TD prevention study • Phase 3 IMM - 124E TD Clinical Data Available • Pre - IND Meeting on IMM - 529 C. difficile program • Plan to File BLA for IMM - 124E TD prevention study In vitro r esults from US Navy NMRC studies expected 2020 x